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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*

                    PHYSIO-CONTROL INTERNATIONAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                   719431 10 8
                                 (CUSIP Number)

                            Carol E. Malkinson, Esq.
                                 Medtronic, Inc.
                             7000 Central Ave. N.E.
                          Minneapolis, Minnesota 55432
                                  (612)514-4000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 27, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note:Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Medtronic, Inc.
                    41-0793183

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                            (a) |_|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota
                                                  7     SOLE VOTING POWER
                                                          3,526,683 (1)
                  NUMBER OF
                   SHARES                         8     SHARED VOTING POWER
                BENEFICIALLY                              700,465 (1)
                  OWNED BY
                    EACH                          9     SOLE DISPOSITIVE POWER
                  REPORTING                               3,526,683 (1)
                   PERSON
                    WITH                         10     SHARED DISPOSITIVE POWER
                                                          0

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,227,148 (includes 700,465 shares which are subject to the Agreements to Facilitate Merger)(1)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  |_|
           (SEE INSTRUCTIONS)

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.85%(1)

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    HC


1 3,526,683 of the shares of Common Stock of Physio-Control International Corporation ("PCIC") covered by this Statement are subject to a Stock Option Agreement dated June 27, 1998 and 700,465 shares covered by this Statement are subject to Agreements to Facilitate Merger dated on or after such date, and described in Item 3 of this Statement. Nothing herein shall be deemed to be an admission by Medtronic, Inc. ("Medtronic") as to the beneficial ownership of any shares of PCIC, and Medtronic hereby disclaims beneficial ownership of all shares of PCIC which are subject to the Stock Option Agreement or the Agreements to Facilitate Merger.

Item 1.    Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $.01 par value, of Physio-Control International Corporation ("PCIC"). The name and address of the principal executive offices of the issuer of such securities are Physio-Control International Corporation, 11811 Willows Road NE, Redmond, WA 98073-9706.

Item 2.    Identity and Background

(a), (b) and (c)

Medtronic, Inc. ("Medtronic"), 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Information is provided below with respect to persons who are directors and executive officers of the reporting person.

William W. George, Chairman, Chief Executive Officer and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Arthur D. Collins, Jr.,
President, Chief Operating Officer and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Glen D. Nelson,  M.D.,  Vice Chairman and Director,  Medtronic,  Inc.,
7000 Central Avenue N.E.,  Minneapolis,  MN 55432;
William R. Brody, M.D., Ph.D., Director, Medtronic, Inc., President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall, Baltimore, MD 21218;
Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland Inc., 1000 Ashland Drive, Russell, KY 41114;
Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University, Office of the Dean, 1300 York Avenue, New York, NY 10021;
Bernadine P. Healy, M.D., Director, Medtronic, Inc., Dean, College of Medicine, Ohio State University, 254 Meiling Hall, 370 W. 9th Avenue, Columbus, OH 43210; Thomas E. Holloran, Director, Medtronic, Inc., Professor, Graduate School of Business, University of St. Thomas, 1000 LaSalle Avenue - Suite 343, Minneapolis, MN 55403-2005;
Richard L. Schall,  Director, Medtronic, Inc., Consultant,  4900 IDS Center,
80 South 8th Street, Minneapolis, MN 55402;
Jack W. Schuler, Director, Medtronic, Inc., Chairman, Stericycle, Inc. and Ventana Medical Systems, Inc., 1419 Lake Cook Road, Suite 410, Deerfield, IL 60015;
Gerald W. Simonson, Director, Medtronic, Inc., President and Chief Executive Officer, Omnetics Connector Corporation, 7260 Commerce Circle East, Fridley, MN 55432;
Gordon M. Sprenger, Director, Medtronic, Inc., Executive Officer, Allina Health System, 5601 Smetana Drive, Minneapolis, MN 55440;
Richard A. Swalin, Ph.D., Director, Medtronic, Inc., Professor Emeritus, The University of Arizona, 4715 East Fort Lowell Road, Tucson, AZ 85712;
Bobby I. Griffin, Executive Vice President, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Bill K. Erickson, Senior Vice President and President, Americas, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
B. Kristine Johnson, Senior Vice President and Chief Administrative Officer, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Philip M. Laughlin, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Ronald E. Lund, Senior Vice President, General Counsel and Secretary, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Stephen  H. Mahle, Senior  Vice  President  and  President,   Cardiac  Rhythm
Management, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432; John A. Meslow, Senior Vice President and President, Neurological, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Barry Wilson, Senior Vice President and President, Europe, Middle East and Africa, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432.

(d) and (e)

To the knowledge of the reporting person, neither the reporting person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals referred to above are United States citizens, except Mr. Wilson, who is a dual citizen of the United Kingdom and South Africa.

Item 3.    Source and Amount of Funds or Other Consideration

This Statement relates to the execution of a certain Stock Option Agreement dated June 27, 1998, between PCIC and Medtronic (the "Stock Option Agreement") and to the execution of certain Agreements to Facilitate Merger (the "Agreements to Facilitate Merger") between Medtronic and each of the following PCIC shareholders: Ronald W. Dollens, Robert M. Guezuraga, Richard O. Martin, Robert
A. Sandler, Joseph J. Caffarelli and V. Marc Droppert. The Stock Option Agreement and the Agreements to Facilitate Merger were entered into as an inducement to Medtronic to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated June 27, 1998, among Medtronic, PCIC and PC Merger Corp. ("Merger Subsidiary"), a wholly owned subsidiary of Medtronic. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Subsidiary will merge with and into PCIC (the "Merger"), and each issued and outstanding share of Common Stock of PCIC will be converted into the right to receive a fraction of a share of Medtronic Common Stock, par value $.10 per share, which fraction will equal $27.50 divided by the average of the closing sale prices for Medtronic Common Stock during the 19 trading days ending on and including the first trading day immediately preceding the effective time of the Merger.

Pursuant to the Stock Option Agreement, PCIC granted Medtronic the right to purchase at an exercise price of $27.50 per share 3,526,683 shares of PCIC Common Stock, which was represented in the Merger Agreement to reflect approximately 19.9% of the PCIC Common Stock outstanding on the date of the
Stock Option Agreement's execution. The Stock Option Agreement is not exercisable until and unless the earlier of certain events specified therein, including, but not limited to, the termination of the Merger Agreement under certain circumstances. If the Stock Option Agreement becomes exercisable, any shares purchased pursuant to the exercise of the Stock Option Agreement would be made with funds from Medtronic's working capital. If the Stock Option Agreement becomes exercisable, under certain circumstances, Medtronic can, in lieu of exercising the Stock Option Agreement, put such Agreement to PCIC and receive a cancellation payment from PCIC in cash therefor.

Pursuant to the Agreements to Facilitate Merger, each of the persons noted above has agreed to vote all of such person's PCIC shares in favor of approval of the Merger Agreement and the Merger and against any other action that would impede or discourage the Merger. Medtronic may hereafter enter into similar Agreements to Facilitate Merger with other holders of PCIC Common Stock. Copies of the Stock Option Agreement, the form of the Agreement to Facilitate Merger and the Merger Agreement are included as Exhibits to this Statement and are incorporated herein by reference. The foregoing description of such Agreements is qualified in its entirety by reference to such Exhibits.

Item 4.    Purpose of Transaction

The purpose of the transactions described in Item 3 is to facilitate approval and consummation of the Merger. Other than in connection with the Merger described above, Medtronic has no plans or proposals which relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b) As a result of the Stock Option Agreement, Medtronic may be deemed to be the beneficial owner of 3,526,683 shares of Common Stock of PCIC and as a result of the Agreements to Facilitate Merger, Medtronic may be deemed to be the beneficial owner of 700,465 shares of Common stock of PCIC covered by such Agreements. Such 4,227,148 shares covered by the Stock Option Agreement and Agreements to Facilitate Merger would represent approximately 23.85% of the shares of PCIC (based on the number of shares of PCIC Common Stock outstanding on June 24, 1998, as represented to Medtronic by PCIC). Nothing herein, however, shall be deemed to be an admission by Medtronic that it beneficially owns any of the shares covered by the Stock Option Agreement or the Agreements to Facilitate Merger, and Medtronic hereby disclaims beneficial ownership of all shares covered by such Agreements. To the knowledge of the reporting person, no other person named in Item 2 beneficially owns any PCIC shares.

(c) To the knowledge of the reporting person, the only transactions in the Common Stock of PCIC by any person named in paragraph (a) above during the past 60 days are the Stock Option Agreement and Agreements to Facilitate Merger reported in Item 3 above.

(d) No other person (other than the PCIC shareholder who has signed an Agreement to Facilitate Merger in the case of the shares covered by such shareholder's Agreement to Facilitate Merger) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 for a description of the Stock Option Agreement, Agreements to Facilitate Merger and Merger Agreement.

Item 7.    Material to Be Filed as Exhibits

Exhibit A - Stock Option Agreement

Exhibit B - Form of Agreement to Facilitate Merger

Exhibit C - Agreement and Plan of Merger

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 7, 1998

                                          MEDTRONIC, INC.


                                          By:/s/ Ronald E. Lund
                                          Its: Senior Vice President, General
                                               Counsel and Secretary

                                  EXHIBIT INDEX

         Exhibit           Description

         A                 Stock Option Agreement

         B                 Form of Agreement to Facilitate Merger

         C                 Agreement and Plan of Merger